Results of November 11, 2004 shareholder meeting
 (Unaudited)

A special meeting of shareholders of the fund was held on November 11, 2004. At the meeting, each of the nominees for Trustees was elected, as follows:

	    		 Votes		Votes
			for		withheld

Jameson A. Baxter	24,449,758	1,200,176
Charles B. Curtis	24,455,940	1,193,994
Myra R. Drucker		24,462,580	1,187,354
Charles E. Haldeman, Jr	24,455,630	1,194304
John A. Hill		24,440,837	1,209,097
Ronald J. Jackson	24,469,184	1,180,750
Paul L. Joskow		24,476,399	1,173,535
Elizabeth T. Kennan	24,427,256	1,222,678
John H. Mullin, III	24,451,708	1,198,226
Robert E. Patterson	24,459,061	1,190,873
George Putnam, III	24,434,845	1,215,089
A.J.C. Smith		24,430,915	1,219,019
W. Thomas Stephens	24,472,029	1,177,905
Richard B. Worley	24,469,354	1,180,580

A proposal to amend the funs fundamental investment restrictions with respect to borrowing to allow the fund the investment flexibility permitted by the Investment Company Act was adjourned.*

A proposal to amend funds fundamental investment restrictions with respect to making loans to enhance the funds ability to participate in an interfund borrowing and lending program was adjourned.*

A proposal to amend the funds fundamental investment restrictions with respect to diversification of investments to enhance the funds ability to invest in registered investment companies such as Putnam Prime Money Market Fund was approved as follows:

	     Votes	Votes		Abstentions
	17,404,122	1,618,468		6,627,344


A proposal to amend funds Agreement and Declaration of Trust to permit the fund to
Satisfy redemption requests other than in cash was adjourned.*

* Since sufficient votes in favor of this proposals were not received as of November 11, 2004, shareholder meeting with respect to this proposal has been adjourned until no later than January 10, 2005 to permit further solicitation in the Trustees discretion.

All tabulations are rounded to the nearest whole number.